

April 29, 2009

R. Terry Leiweke
Chief Executive Officer
World Series of Golf, Inc.
10161 Park Run Drive
Suite 150
Las Vegas, NV 89145

> **Re: Item 4.02 Form 8-K**
> **Filed April 13, 2009**
> **File No. 333-140685**

Dear Mr. Leiweke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 of Form 8-K

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Internal Review

1. Please tell us the facts and circumstances underlying each of the errors discovered. Also explain to us how the company proposes to remedy each of the factors causing the errors.

R. Terry Leiweke
World Series of Golf, Inc.
April 29, 2009

2. Please revise to disclose specifically who (the company or the auditors) concluded that the audited and interim financial statements should no longer be relied upon.

3. Please tell us how management concluded that the disclosure controls and procedures were effective as of December 31, 2007 in light of the errors that existed.

4. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-B.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

R. Terry Leiweke
World Series of Golf, Inc.
April 29, 2009

Closing

     You may contact the undersigned below at (202) 551-3307, or in her absence, Robert Benton, Senior Staff Accountant, at (202) 551-3804, if you have questions regarding the above matters.

          Sincerely,

          Theresa A. Messinese
          Staff Accountant